UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Invesco Trust for Investment Grade New York Municipals

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

46131T101

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,757,658
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,757,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,757,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.16%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 19,477,753 shares of common stock outstanding as of 2/29/24, as disclosed in the company's N-CSR filed 5/2/24

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,757,658
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,757,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,757,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.16%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 19,477,753 shares of common stock outstanding as of 2/29/24, as disclosed in the company's N-CSR filed 5/2/24

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,757,658
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,757,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,757,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.16%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 19,477,753 shares of common stock outstanding as of 2/29/24, as disclosed in the company's N-CSR filed 5/2/24

Item 1.	SECURITY AND ISSUER

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the SEC on 10/18/23, as amended by Amendment No 1 filed 11/21/23, Amendment No. 2 filed 12/11/23, Amendment No. 3 filed 3/6/24 and Amendment No. 4 filed 5/6/24; with respect to the common shares of Invesco Trust for Investment Grade New York Municipals. This Amendment No. 5 amends Items 4, 6 and 7 below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On June 13, 2024, Saba Capital entered into a standstill agreement (the "Agreement") with the Issuer and Invesco Advisers, Inc., the investment adviser of the Issuer (the "Adviser"), pursuant to which the Issuer agreed to commence, no earlier than October 31, 2024 and not later than November 8, 2024, a cash tender offer to purchase 25% of its outstanding Common Shares at a price per share equal to 99.0% of the Issuer's net asset value per share (the "Tender Offer"). Saba Capital agreed to tender all of the Common Shares then owned by Saba Capital and one or more private funds and accounts managed by Saba Capital, subject to the terms and conditions therein.

The Agreement also provides for customary standstill provisions during the period from the date of the Agreement through the date that is the earlier of (a) the day following the Issuer's 2025 annual meeting of shareholders or December 31, 2025, whichever is earlier; (b) such date that the Issuer determines not to conduct the Tender Offer as described therein; and (c) January 10, 2025, if the Tender Offer payment date has not occurred on or prior to that date for any reason other than as a result of the failure of the condition in Section 2.1(c) therein. Under the Agreement, Saba Capital and certain of its affiliates agreed to withdraw the trustee nominations it previously submitted to the Issuer in connection with the Annual Meeting.

The foregoing summary of the Agreement shall not be deemed complete and is qualified in its entirety by reference to the full text of the Agreement, the form of which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and supplemented by the addition of the following: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3:	Standstill Agreement, dated as of June 13, 2024.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 14, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823